DAVIS POLK & WARDWELL
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WRITER’S DIRECT

March 19, 2007

Securities and Exchange Commission
Mail Stop 3628
100 F. Street, N.E.
Washington, DC 20549

Attention:	Nicholas P. Panos, Esq. Special Counsel, Office of Mergers & Acquisitions

Re:	CVS Corporation

Registration Statement on Form S-4 (Registration No. 333-139470)

Dear Mr. Panos:

     This letter responds to your letter dated March 14, 2007 regarding the above-referenced Registration Statement and related filings. Our numbered responses below correspond to the numbered comments in your March 14 letter.

     1. CVS acknowledges its responsibilities that you refer to in the second sentence of your Comment 1.

     2. With respect to Comment 2, CVS confirms that it understands that the Staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

     3. The decision to increase the special cash dividend from $6.00 to $7.50 per Caremark share and to change to a post-closing tender offer (from the previously announced accelerated share repurchase program (“ASR”)) was announced on March 8, 2007.

     The CVS Board meeting to consider and approve these changes occurred on March 7.

     In the days leading up to March 7, the respective senior management and financial advisors of CVS and Caremark had discussions about these possible changes before they were approved by the respective Boards. It is important to note that, in those discussions, Caremark’s advisors had communicated to CVS’s advisors that, in their view, this proposed change from an

Nicholas P. Panos, Esq.	2	March 19, 2007

ASR to a tender offer (even at a fixed price at a premium to market) would not be viewed in the market as incremental to the value of the package being offered by CVS since no-one could predict whether the announcement of a tender offer that would only occur subject to and after closing of the merger would have any current effect on the CVS stock price.

     At the CVS Board meeting on March 7, in discussing the proposed changes (i.e., the increase in the special cash dividend and the change from the ASR to a tender offer) with the CVS Board, the view of Caremark’s advisors (as to the lack of any incremental value in the tender offer) was shared with the Board, and CVS’ management conveyed to the Board that neither CVS’ management nor CVS’ financial advisors had an expectation that there would be a positive market impact from the announcement of the tender offer.

     In the written materials (prepared by CVS management with the assistance of its financial advisors) presented to the Board in recommending the change from the ASR to the tender offer, no value was ascribed to the tender offer in presenting the effect of the proposed changes on the “package value.”

* * *

     I am available at 212-450-4539 should you have any questions on the above.

Very truly yours, /s/ Louis Goldberg Louis Goldberg